Troutman Pepper Hamilton Sanders LLP 600 Peachtree Street NE, Suite 3000 Atlanta, GA 30308-2216 troutman.com

December 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Suying Li and Linda Cvrkel

Re:	Repay Holdings Corporation
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed March 1, 2021
Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2020
Filed May 10, 2021
Response dated November 30, 2021
File No. 001-38531

Ladies and Gentlemen:

On behalf of Repay Holdings Corporation (the “Company” or “Repay”), we are submitting our response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission’s (the “Commission”) Division of Corporation Finance (the “Division”) by letter dated November 30, 2021, with respect to the Form 10-K for the fiscal year ended December 31, 2020, filed with the Commission on March 1, 2021 (the “Form 10-K”) and the Amendment No. 2 to Form 10-K for the fiscal year ended December 31, 2020, filed with the Commission on May 10, 2021 (the “Amendment No. 2”), File No. 001-38531.

For your convenience, our responses are prefaced by the exact text of the Staff’s comments in bold, italicized text.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2020

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 31

U.S. Securities and Exchange Commission December 2, 2021 Page 2

1. We considered your response to comment 1. However, we do not believe it is appropriate to view your commission restructuring charges by analogy to restructuring expenses since you expect the related merchant contracts and revenue, which generated the commissions, to continue. We continue to believe the one-time upfront cash payments to buy out future monthly commission operating expenses to be paid over the course of a merchant contract to represent normal, recurring, cash operating expenses necessary to operate your business. Please revise your filings to remove this adjustment from the computation of your non-GAAP measures.

The Company acknowledges the Staff’s comment and will revise its applicable future filings to remove this adjustment from the computation of non-GAAP measures.

The Staff is requested to direct any further questions regarding these filings and this letter to the undersigned at (404) 885-3139. Thank you.

Respectfully Submitted,

/s/ David W. Ghegan
David W. Ghegan

cc:	Tyler B. Dempsey, General Counsel

Repay Holdings Corporation

Timothy Murphy, Chief Financial Officer

Repay Holdings Corporation

Scott Taub

Financial Reporting Advisors, LLC